Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation

MapInfo Australia Pty. Limited	Australia

MapInfo Canada Inc.	Canada

MapInfo GmbH	Germany

MapInfo Limited	England

MapInfo UK Limited	England